Exhibit 5.1

ROPES & GRAY LLP 1211 Avenue of the Americas New York, New York 10036-8704 WWW.ROPESGRAY.COM

September 21, 2015

Surgery Partners, Inc.

40 Burton Hills Boulevard, Suite 500

Nashville, Tennessee 37215

Re: Surgery Partners, Inc.

Ladies and Gentlemen:

This opinion is furnished to you in connection with a registration statement on Form S-1 (Registration No. 333-206439) (as amended through the date hereof, the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), relating to the offer and sale of 14,285,000 shares of common stock, $0.01 par value per share (“Common Stock”), of Surgery Partners, Inc., a Delaware corporation (the “Company”), and up to an additional 2,142,750 shares of Common Stock that may be purchased at the option (the “Over-Allotment Option”) of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman Sachs & Co., Jefferies LLC, Citigroup Global Markets Inc., Morgan Stanley & Co. LLC, Credit Suisse (USA) LLC, Raymond James & Associates, Inc., RBC Capital Markets, LLC and Stifel, Nicolaus & Company, Incorporated. Of the shares of Common Stock to be registered pursuant to the Registration Statement, there are shares being offered by the Company (the “Primary Shares”), and shares that are currently outstanding that may be offered by the selling stockholders, including pursuant to the Over-Allotment Option (the “Secondary Shares”, and together with the Primary Shares, the “Shares”). The Shares are proposed to be sold pursuant to an underwriting agreement (the “Underwriting Agreement”) to be entered into among the Company, the selling stockholders and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman Sachs & Co. and Jefferies LLC, as representatives of the underwriters named therein.

We have acted as counsel for the Company in connection with the proposed issuance and sale of the Shares. For purposes of this opinion, we have examined and relied upon such documents, records, certificates and other instruments as we have deemed necessary.

The opinions expressed below are limited to the Delaware General Corporation Law.

Based upon and subject to the foregoing, we are of the opinion that, (1) the Primary Shares have been duly authorized and, when issued and delivered by the Company pursuant to the Underwriting Agreement against payment of the consideration set forth therein, will be validly

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issued, fully paid and non-assessable, and (2) the Secondary Shares have been duly authorized and, when delivered by certain selling stockholders pursuant to the Underwriting Agreement against payment of the consideration set forth therein, will be validly issued, fully paid and non-assessable.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to this firm under the caption “Legal Matters” in the prospectus included therein. In giving this consent we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP